[New England Bancshares Letterhead]

May 9, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	New England Bancshares, Inc.
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-140031

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, New England Bancshares, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on May 11, 2007, at 4:00 p.m. or as soon thereafter as practicable.

In the event of any change to the requested effective date, Scott A. Brown, counsel to the Company, is hereby authorized to make any modified requests, orally or in writing, for acceleration of the effective date.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Scott A. Brown of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

Very truly yours,

NEW ENGLAND BANCSHARES INC.

/s/ David J. O’Connor

President and Chief Executive Officer